

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2021

Richard C. Wheeless, III
President and Director
Pegasus Medical Holdings, Inc.
c/o Richard C. Wheeless III
6647 Saint Andrews Cross, Unit D
Liberty Township, OH

> **Re: Pegasus Medical Holdings, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed May 12, 2021**
> **File No. 000-56282**

Dear Mr. Wheeless:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction